

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

Via E-mail
Mr. Clinton W. Coldren
Chief Executive Officer
North American Energy Resources, Inc.
1535 Soniat St.
New Orleans, Louisiana 70115

> **Re: North American Energy Resources, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended April 30, 2012**
> **Filed July 27, 2012**
> **Response dated March 22, 2013**
> **File No. 000-52522**

Dear Mr. Coldren:

We have received your letter dated March 22, 2013, filed on March 25, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment number 1 to our letter dated March 15, 2013. Please confirm that you will provide this information in future filings.

2. We note that you provided a letter dated March 18, 2013 from Christopher Energy, LLC in response to comment number 2 to our letter dated March 15, 2013. We are unable to locate therein the statement that the assumptions, data, methods and procedures used were appropriate for the purpose served by the report in compliance with Item 1202(a)(8)(iv) of Regulation S-K. Please file a revised third party report from Christopher Energy, LLC that includes the information contained in the letter and the statement required by Item 1202(a)(8)(iv) of Regulation S-K, together with a currently dated consent for Christopher Energy, LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Alan G. Massara